Lihua International, Inc.
Houxiang Five Star Industry District
Danyang City, Jiangsu Province, PR China 212312

April 21, 2009

Pamela Long, Esq.
Division of Corporate Finance
Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Lihua International, Inc.
Registration Statement on Form S-1 Amendment No. 3
Filed on: March 11, 2009
File No. 333-156120

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on: April 2, 2009
File No.: 000-52650

Dear Ms. Long:

Lihua International, Inc. (“We” or the “Company”) is hereby submitting for filing via the EDGAR system a Pre-Effective Amendment No. 4 on Form S-1/A (“Amendment No. 4”) to a registration statement that was originally filed on Form S-1 on December 15, 2008 and subsequently amended on Form S-1/A on February 12, 2009, March 11, 2009 and April 3, 2009 (the “Registration Statement”). We are also forwarding to you via Federal Express three courtesy copies of this letter and Amendment No. 4, in a clean and marked version to show changes from the Registration Statement.

Based upon the Staff’s review of the Registration Statement, the Securities and Exchange Commission (the “Commission”) issued a comment letter dated April 16, 2009 (the “Comment Letter”). The following consists of the Company’s responses to the Comment Letter in identical numerical sequence. In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s letter.

Company Background, page 2

1.
Given the various transactions disclosed in your document regarding Mr. Chu, Mr. Zhu and Magnify Wealth, please include them in the diagram of your corporate structure to provide investors with more context to understand these disclosures.

Response:  We have included Mr. Chu and Magnify Wealth in our diagram of our corporate structure on page 2 [and page 39] and included Mr. Zhu by disclosure in the related footnote.

Restructuring, page 2

2.
Please simplify your disclosure related to the company’s background and the restructuring, by focusing on the overall purpose and effect of the various transactions which lead ultimately to the combination of the PRC subsidiaries with a public shell company (Plastron). Since this is intended to be a summary of your more detailed disclosure starting on page 38 of the filing, please highlight for the investors, among other things, the following key points:

▪
Acquisition of the PRC subsidiaries by Lihua International was realized through the share exchange between Lihua International and Magnify Wealth pursuant to which Lihua International acquired 100% ownership in Ally Profit, the indirect parent of the PRC subsidiaries;

April 21, 2009

▪	Ally Profit was organized as a wholly owned subsidiary of Magnify Wealth, an entity controlled by Mr. Chu, a 45.46% owner in Lihua Electron;

▪
In contemplation of a future combination with a public shell company, the equity ownership of the PRC subsidiaries was restructured pursuant to which Ally Profit became the PRC Subsidiaries’ indirect owner; however, the ultimate legal ownership (including management control) of Lihua Electron and Lihua Copper remained with the original owners (Messrs. Zhu, Chu and Europe EDC), enabled by the share transfer agreement as amended on March 7, 2009, and the subscription agreements entered into by and between Mr. Chu, Europe EDC and Magnify Wealth; and

▪
Lihua International is a holding company, with Magnify Wealth as a controlling shareholder (93.5% owner) which in turn, after giving effect to the share transfer agreement as amended, will be controlled by the company’s CEO, Mr. Zhu, as an 81.9% shareholder.

▪
We note that the Share Transfer Agreement and subscription agreements to purchase additional shares in Magnify Wealth are together designed to enable these parties to “re-acquire their proportionate ultimate legal ownership of Lihua Electron and Lihua Copper in compliance with PRC rules and regulations.” Please clarify what has caused or will cause the proportional ownership of Mr. Zhu, Mr. Chu and Europe EDC to change and clarify how it has changed so that investors have a better understanding of the function of these agreements and why they are necessary. Please also ensure that in an appropriate place in your document you explain whether this means that “ultimate legal ownership” of the PRC Subsidiaries must remain with these parties in order to comply with PRC law. If that is true, please explain why it is not a violation of the PRC law for some portion of the indirect ownership of the PRC Subsidiaries to be held by the public shareholders of Lihua International.

▪
Please also clarify what consideration, if any, Mr. Zhu, Mr. Chu and Europe EDC received in exchange for their contribution of the PRC subsidiaries to the companies they controlled which then sold the PRC subsidiaries to Lihua Holdings. Disclose what consideration Lihua Holdings paid for the PRC subsidiaries as well.

Response:   We have revised the disclosure as requested, beginning on page 3.

With respect to sub-part 5 above, we would like to explain and clarify the meaning of the reference to the parties “re-acquiring their proportionate ultimate legal ownership of Lihua Electron and Lihua Copper in compliance with PRC rules and regulations.”

•
The transfer of the shares of the PRC Subsidiaries from entities controlled by Mr. Zhu, Mr. Chu and Europe EDC to Lihua Holdings resulted in those parties no longer having a direct equity interest in the PRC Subsidiaries.  Prior to the transfer, Mr. Chu, Europe EDC and entities controlled by Mr. Zhu owned 17.24%, 0.86% and 81.90% of the PRC Subsidiaries, respectively, based on paid in registered capital.  The “re-acquisition of their proportional ownership” refers to the transactions in the Magnify Wealth shares (the share transfer agreement and the subscription agreements), which will enable each of the parties to acquire the same percentage ownership in Magnify Wealth that they had, in the aggregate, in the PRC Subsidiaries prior to the Restructuring.

•
With respect to the reference to “proportionate ultimate legal ownership,” the necessity for Mr. Zhu, Mr Chu and Europe EDC to acquire the same proportionate ownership interest in Magnify Wealth that they had in the PRC Subsidiaries is for purposes of determining the appropriate accounting treatment with respect to the transfer of their shares to Lihua Holdings.  Also, this reference should not be interpreted to mean “sole legal ownership,” albeit indirectly of the PRC Subsidiaries.  As previously noted, the PRC Subsidiaries are in an industry which allows 100% foreign investment.  As a result, there is no violation of PRC law for some portion of the indirect ownership of the PRC Subsidiaries to be held by our other public shareholders.

•
The reference to re-acquiring legal ownership “in compliance with PRC rules and regulations,” relates to Mr. Zhu’s ability, subject to procuring the appropriate registrations with the State Administration of Foreign Exchange of the PRC, to own shares in Magnify Wealth, an offshore entity.  As a PRC citizen, he is required to register any such share ownership in an offshore entity.

April 21, 2009

•
The following table discloses the allocation of the purchase price for Lihua Electron and Lihua Copper that each of their shareholders was entitled to receive from Lihua Holdings.  These amounts were based on paid-in registered capital.  The notes to this table explain the manner in which each of the parties agreed to settle the consideration payable by Lihua Holdings to them.  As a result, actual cash payments of the purchase price were not made.

Lihua Electron		Lihua Copper
Shareholder	Purchase Price(1)	Shareholder	Purchase Price (2)
Danyang Special Electronics	$1,150,000
E.D.C. Europe Limited	$50,000	Invest Unicorn Holdings Limited	$3,599,980
Fo Ho Chu	$1,000,000	Lihua Electron	$771,371
Total	$2,200,000	Total	$4,371,351

(1) The consideration payable to Danyang Special Electronics was settled by waiver of such amounts by Danyang Special Electronics.  The consideration payable to Mr. Chu and Europe EDC was settled by the interest they have in Magnify Wealth through their share subscription agreements (the equivalent of a share exchange).

(2)  The consideration payable to Invest Unicorn was settled by waiver of such amounts by Invest Unicom.  In lieu of payment of the consideration to Lihua Electron for the transfer of its shares in Lihua Copper, Lihua Holdings paid $771,371 into Lihua Copper on behalf of Lihua Electron, which amount was to be paid by Lihua Electron as its paid-in capital contribution to Lihua Copper.

3.	Please disclose the laws of incorporation of Magnify Wealth.

Response:  We have revised the disclosure to disclose that Magnify Wealth is a British Virgin Islands company.

Risk Factors, page 6

One investor owns a large percentage of our outstanding stock..., page 10

4.
Since Mr. Zhu will ultimately own 81.9% of Magnify Wealth, please revise your risk factor to indicate that Mr. Zhu will be in position of control to influence decisions requiring stockholders approval. In addition, given Mr. Zhu’s position of control in managing the operational, investment and business decisions of the PRC subsidiaries, please expand your “We do not have a majority of independent directors ...” risk factor disclosure on page 10 to include qualitative disclosure about potential conflicts of interests resulting from Mr. Zhu’s position as an officer and controlling stockholder.

Response:  We have revised the disclosure on page 11 to indicate that Mr. Zhu will be in a position of control to influence decisions requiring stockholders approval.  On April 14, 2009 our Board of Directors appointed three independent directors, which now constitute a majority of our Board.  Therefore, we believe that the risks identified in the second risk factor have been mitigated, and we have deleted that risk factor.

PRC regulations relating to mergers and acquisitions of domestic enterprises by foreign investors may increase the administrative burden we face and create regulatory uncertainties, page 14

5.
The risk associated with this risk factor is not clear. In addition to the specific comments below, please note that your risk factors should clearly present the risk at or near the beginning of the risk factor, and then provide only such detail as is necessary to understand the risk. Much of the information you provide in this risk factor seems to make the risk to the company or its investors less clear and may be better suited for a discussion elsewhere in the prospectus. Please revise accordingly.

Response: We have deleted the first two paragraphs of this risk factor because we do not believe that there is a risk that the M&A laws would apply to the June 2008 restructuring.  With respect to the PRC regulations governing overseas listings,  because we do not believe that we are subject to such regulations we do not intend to request approval prior listing our shares overseas. However, we still cannot rule out the possibility that the CSRC may deem our overseas listing as circumventing the M&A rules, especially in consideration of the performance based incentive option awarded to Mr. Zhu as reflected in the share transfer agreement between  Mr. Zhu and Mr. Chu.  We have revised the heading and the risk factor to more accurately reflect the risk.  In addition, we have moved much of the discussion formerly included in the risk factor to the “Government Regulation” section of the Business section.

6.
We note your revised disclosure in response to comments 8 and 9 of our March 20, 2009 letter. However, it is not clear why you have included the first two paragraphs of your disclosure considering that they seem to reinforce the idea that there is no risk that the M&A laws would apply, or that CSRC approval would be required with respect to the June 2008 restructuring. Please limit your disclosure to actual material risks.

Response: Please see our response to comment 5.

7.
With respect to your disclosure in the second sentence of the fourth paragraph, you continue to refer to the “restructuring- which contradicts with your disclosure in the second paragraph. Please revise accordingly.

April 21, 2009

Response: Please see our response to comment 5.

8.
In the last paragraph of your disclosure you state that “there is a risk that such penalties may be applied...”; however, you do not explain the circumstances why there is a risk in the first place. Since you have not yet listed the securities on an exchange and you have not explained why you will not obtain prior CSRC approval, it is difficult to ascertain any actual material risks that you may be facing. Please revise your disclose to provide the basis of your risk assessment.

Response: Please see our response to comment 5.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 27

Liquidity and Capital Resources, page 29

Share-Based Payments, page 31

9.
In the sixth paragraph of your disclosure you state that the fair market value of your common stock was determined “based on a retrospective valuation of [your] enterprise fair value performed by an unrelated valuation firm, Grant Sherman Appraisal Limited”. Please tell us what consideration you have given to providing Grant Sherman’s consent in compliance with Rule 436 of the Securities Act. For further guidance, please see C&DI Question #233.02 found in the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response:  We have included as an exhibit to Amendment No.4 a consent from Grant Sherman.  Given that the nature of the valuation report provided by Grant Sherman was used by the Company to determine the grant-date fair value of the Company’s shares of common stock, the Company does not believe (i) that such information is, or will be relevant or material to investors pursuant to Rule 408 of the Securities Act; or (ii) that Item 1015 of Regulation MA is applicable to the Company or the valuation report.  As a result, based on the guidance set forth in C&DI Question #233.02, the Company does not believe that the inclusion or a summary of that report is required pursuant to those rules or Item 601(b) of Regulation S-K.

 Business, page 37

Corporate Structure, page 37

10.
We note your revised disclosure in response to comment 7 of our prior letter. We also note your response to our prior comment 2, including the explanation about the intent and purpose of the restructuring, resulting in Mr. Zhu and the other two minority shareholders re-acquiring “ultimate legal ownership of the PRC Operating Subsidiaries” which “have remained under common operating and management control” (see the second and the last paragraph on page 3 of your response letter). In light of these facts, please revise your disclosure to qualify your statement that all of [your] subsidiaries are owned directly. and that while foreign investments in the PRC Operating Subsidiaries arc not prohibited based on the various reasons laid out in your current disclosure, there has been no change in the ownership, management and control of these subsidiaries.

Response: With reference to our organization chart on page 39, you will note that all our PRC Operating Subsidiaries are owned 100% by wholly owned subsidiaries of ours. Therefore, we believe that the disclosure is accurate.  With respect to the reference in our response to Mr. Zhu and the other two minority shareholders re-acquiring “ultimate legal ownership of the PRC Operating Subsidiaries”, this “ultimate legal ownership” will be held by virtue of the interest that they will have in Magnify Wealth, our majority stockholder.  These interests will be realized when Mr. Zhu exercises his option to acquire 81.9% of the Magnify Wealth shares and the shares are issued to the other two minority stockholders under their October subscription agreements.  Mr. Zhu and the other two minority shareholders do not and will not directly own any shares of our PRC Operating Subsidiaries.

Restructuring, page 38

11.
We note your tabular presentation on page 38. To enhance the investors understanding of the effects of the share transfer agreement as amended, please include a similar tabular presentation which also lists Lihua International, Inc., giving effect to the share transfer and the subscription agreements for the benefit of Mr. Chu and Europe EDC. You may note the existence of the various escrow provisions in footnotes to the table. Please see Rule 421(d)(3) of the Securities Act of 1933.

Response:  The ownership percentages of our shareholders will not change as a result of the share transfer agreement or the subscription agreements.  However, the ownership percentages of Magnify Wealth will change as a result of such transactions.  Therefore, we have added to our corporate structure chart on page 3 and 39 a chart which shows the ownership percentages of Magnify Wealth, before and after giving effect to the share transfer agreement, as amended and the subscription agreements for the benefit of Mr. Chu and EDC Europe.  In addition, we have added a chart on page 43 which shows the percentage shareholder interest in Lihua International, Inc., assuming the transfer of the Make Good Escrow Shares and/or the Listing Penalty Shares to the Investors.

April 21, 2009

Stock Exchange Listing. page 41

12.
You disclose that if you fail to list your stock on a national securities exchange by October 31, 2009, the “Ally Profit Shareholder” will transfer 750,000 to the investors. Since Lihua International is Ally Profit’s sole shareholder, please revise the disclosure to indicate that it is you who will transfer the shares. In addition, please disclose whether the shares will represent newly issued shares of the company’s common stock.

Response: Prior to the Share Exchange,  Magnify Wealth was the sole shareholder of Ally Profit, and when referring to Magnify Wealth we have previously referred to it as the “Ally Profit Shareholder.”  We have corrected the reference to “Ally Profit Shareholder” on page 43 to read “Magnify Wealth.”  Magnify Wealth will transfer its existing shares to the investors if we fail to list our stock on a national securities exchange by October 31, 2009.

Summary Compensation Table, page 53

13.
We note that each of your current named executive officers-entered into an employment agreement in June 24, 2008 pursuant to which each named executive officers is entitled to an annual compensation of $150,000. Please clarify whether the annual compensation in the employment agreements is expressed in U.S. dollars or in RMB, considering that the salary values disclosed in the summary compensation table represent RMB amounts.

Response:  We confirm that the annual compensation in the employment agreements for each current named executive officer is expressed in U.S. dollars.  We have corrected Mr. Zhu’s salary to $180,000 per year.  With respect to the summary compensation table, we confirm that the amounts shown are also expressed in U.S. dollars.  However, because  Messrs. Zhu, Yu and Wang were not appointed executive officers of the Company until October 31, 2008, their salaries are pro-rated in U.S. dollars for the year ended December 31, 2008. Our named executive officers reside in China, and therefore may receive their actual compensation in RMB.

Exhibits

14.
Since this is a registration statement filed pursuant to the Securities Act of 1933, certifications required to be filed in connection with an annual report as Exhibits 31.1; 31.2; 32.2; and 32.2 are not required to be filed. Please remove references to these exhibits in your next filing.

Response:  We have removed the referenced to Exhibits 31.1, 31.2; 32.2; and 32.2 in Amendment No. 4.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 General

15.	To the extent applicable, please comply with the comments raised in this comment letter in your future filings of Form 10-K.

Response:  We note this comment and will comply with the comments raised in this comment letter in our future filings on Form 10-K.

Item 9A. Controls and Procedures, page 38

Disclosure Controls, page 38

16.
We note the description of the disclosure controls and procedures in the second sentence of this section. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. Specifically:

▪
this description appears to limit the information that must be included in the reports required to be filed with the Commission, to “material” information, which distinction is not made in the rules; and

April 21, 2009

▪
it does not indicate that the disclosure controls and procedures were effective to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Please confirm this to us and revise accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Response:  We note this comment and will comply with it in our future filings.

Sincerely,

Lihua International, Inc.

By: /s/ Jianhua Zhu
Name: Jianhua Zhu
Title:  Chief Financial Officer

c.c.	Mitchell S. Nussbaum, Esq. Tahra T. Wright, Esq.